FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of December


                                  BG Group plc
                          100 Thames Valley Park Drive
                                 Reading RG6 1PT
                                     ENGLAND

                    (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






BG Group plc announces that on 12th December 2005 it purchased 350,000 of its ordinary shares at a price of 547.8137 pence per share. It is intended that these shares will be held in Treasury.

Following the purchase, BG Group plc holds 2,410,000 of its ordinary shares in Treasury and has a total of 3,545,999,568 ordinary shares (excluding shares held in Treasury) in issue.






                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 12 December 2005                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary